

August 31, 2012

Via E-mail
Mr. David Lawrence
Chief Financial Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, NY 20502

> **Re: Acorda Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 000-50513**

Dear Mr. Lawrence:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any information you provide in response to a comment, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

1.   It is apparent from your results of operations discussions on pages 76 and 79 that you track at least some of your research and development expenses by project. In order to provide more insight into your research and development activities, please provide us proposed disclosure to be included in future periodic reports that provides a breakdown of your research and development expenses by project for each period presented. To the extent that you do not track all your research and development expenses by project, disclose which costs you track at that level and reconcile the total project costs incurred in each period to the consolidated total you present on your statements of operations.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements
Note 8: Collaborations, Alliances, and Other Agreements
Neuronex, page 13

2.   In the last paragraph of this section on page 14 you indicate your intent to account for the acquisition of Neuronex as an asset acquisition because you will acquire only inputs and will not acquire any processes. Please provide us your analysis supporting your conclusion that the acquisition of Neuronex is not a business to be accounted for under the acquisition method of accounting. Reference for us the authoritative literature you rely upon to support your anticipated accounting. At a minimum, please address the following items in your response:

- Please confirm that you will acquire the entire legal entity, Neuronex, Inc., in this transaction.
- Please tell us when Neuronex or any predecessor entity was legally founded and when it began operations.
- Please tell us when Neuronex began developing Diazepam nasal spray, or DZNS.
- Please elaborate on your claim that Neuroex does not have any processes. In your response tell us how Neuroex has managed the development of DZNS and/or any other product candidates without strategic management, operational and/or resource management processes that at a minimum include the:
  o Design and implementation of a development plan for the candidate(s);
  o Execution of the development plan(s) including, but not limited to, product formulation, performing pre-clinical toxicology studies, filing an IND with the FDA, performing clinical trials and having a pre-NDA meeting with the FDA;
  o Evaluation of the execution of the steps identified in the preceding bullet point;
  o Managing of the performance of employees and external service providers under the development plan(s); and
  o Tracking of and payment to employees and external service providers for services rendered under the development plan(s).
- Please tell us whether Neuronex historically had any employees and why you expect that it will not have any employees at the acquisition date as disclosed on page 14 of your 2011 Form 10-K. Tell us whether you have hired or expect to hire or engaged or expect to engage as consultants any former employees/consultants of Neuronex.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

3.   Although you disclose the existence of a price increase for Ampyra effective January 3, 2012 you do not appear to quantify its impact on the increased revenues recorded in 2012. You also do not appear to discuss the impact of your First Step Program discussed in your earnings conference call for the second quarter of 2012 where you indicate that this program is a significant contributor to the growth you are seeing in overall prescriptions. As a result, please address the following comments:

- Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of price versus volume changes on your increases in revenue reported for each period presented. Please see Item 303(a)(3)(iii) of Regulation S-K.
- Please provide us proposed revised disclosure to be provided in future periodic reports that discusses the underlying causes of volume increases including the impact of your First Step Program and any other material promotion programs.
- Please provide us proposed revised revenue recognition policy disclosure to be included in future periodic reports that discloses your policy for discounts related to vouchers issued directly to patients.
- Please separately tell us how your First Step Program operates and how your accounting for the program complies with GAAP by referencing for us the authoritative literature you rely upon to support your accounting. In your response, please specifically address the following items:
  - How you control the number of vouchers issued to patients;
  - Whether you reimburse patients for the cost of Ampyra or whether and how you reimburse your specialty pharmacy distributors;
  - Whether the vouchers issued are pre-numbered;
  - Whether the vouchers issued have expiration dates; and
  - whether you estimate breakage for the vouchers issued and if so how you are able to make reasonable and reliable estimates of voucher usage as required under ASC 605-50-25-4, especially considering that it appears that 2012 is the first time you issued vouchers directly to potential patients.
- Please tell us whether the First Step Program is included in the copay mitigation rebates disclosures in your critical accounting policies and estimates disclosure on page 86 of your 2011 Form 10-K. If so, please tell us what portion of these rebates relates to this program. Separately describe for us the other programs you run and how you account for them while referencing the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant